UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No: 000-23319

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-QSB FOR THE PERIOD ENDING June 30, 2005

PART I - REGISTRANT INFORMATION

Avani International Group, Inc.

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(Full Name of Registrant)

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

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(Address of Principal Executive Offices)

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-QSB for the period ended June 30 , 2005 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson        (604) 525-2386

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for  such shorter) period that the registrant was required to file such reports been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No

The Company’s unaudited financial statements will include the results of Avani O2 Water Sdn. Bhd. (“Avani O2”), a Malaysian company. Avani O2 is a variable interest entity as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R. Accordingly, the Company consolidated Avani O2 in the audited results for the 2004 period.  All material inter-company balances and inter-company transactions between the two companies have been eliminated.

Revenues for quarter ended June 30, 2005 are expected to be $ 862,645 representing a decrease of $ 564,147 or 40 % from revenues of $742,513 for the same period in 2004. The decrease in revenues for the 2005 period is due to a reduction in sales to Avani O2. During the three-month period ended June 30, 2005, sales to Avani O2 totaled $ Nil compared with $ 375,149 for the same period in 2004.

Cost of revenues for the three month period in 2005 is expected to be $ 323,032 compared with $306,800 for the same period in 2004. Gross profit for the three month period in 2005 is expected to be $ 151,192 compared with $440,543 for the same period in 2004. Loss from operations for the three month period in 2005 period is expected to be $ 28,646 compared with a gain of $293,032 for the same period in 2004. Comprehensive loss  for the three month period in 2005 is expected to be $ 141,105 compared with $269,768 for the same period in 2004.

AVANI INTERNATIONAL GROUP INC.

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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Dennis Robinson                   August 15 , 2005

Dennis Robinson

Chief Accounting Officer

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